UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.        )

Tevogen Bio Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

88165K101
(CUSIP Number)

Ryan Saadi c/o Tevogen Bio Holdings Inc. 15 Independence Boulevard, Suite #410 Warren, New Jersey 07059 (877) 838-6436
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2024
(Date of Event Which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

CUSIP No. 88165K101	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Ryan H. Saadi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
118,250,052(1)
	8	SHARED VOTING POWER
193,923(2)
	9	SOLE DISPOSITIVE POWER
98,901,098
	10	SHARED DISPOSITIVE POWER
193,923(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
118,443,975
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.9%(3)
14	TYPE OF REPORTING PERSON
IN

(1) Includes 19,348,954 shares of restricted Common Stock (“Restricted Stock”) that are outstanding and therefore carry voting rights but that may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered, subject to forfeit.

(2) Shares of Common Stock underlying restricted stock units (“RSUs”) held by Dr. Saadi’s spouse.

(3) Calculated based on 164,614,418 shares of Common Stock outstanding as of February 22, 2024.

CUSIP No. 88165K101	13D	Page 3 of 8 Pages

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tevogen Bio Holdings Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 15 Independence Boulevard, Suite #410, Warren, New Jersey 07059.

Item 2. Identity and Background

This Schedule 13D is filed by Ryan Saadi (the “Reporting Person”).

Dr. Saadi, an individual and citizen of the United States of America, is the Chief Executive Officer and Chairperson of the Board of Directors of the Issuer. The principal business address of Dr. Saadi is 15 Independence Boulevard, Suite #410, Warren, New Jersey 07059.

During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

All of the securities reported herein as beneficially owned by the Reporting Person were acquired pursuant to the transactions contemplated by that certain Agreement and Plan of Merger, by and among Semper Paratus Acquisition Corporation, a Cayman Islands exempted company (“Semper Paratus”), Semper Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Semper Paratus (“Merger Sub”), SSVK Associates, LLC, Semper Paratus’s sponsor (the “Sponsor”), in its capacity as purchaser representative, Tevogen Bio Inc, a Delaware corporation (“Tevogen Bio”), and Dr. Saadi, in his capacity as seller representative (the “Merger Agreement”). On February 14, 2024 (the “Closing Date”), pursuant to the Merger Agreement, Merger Sub merged with and into Tevogen Bio, with Tevogen Bio being the surviving company and a wholly owned subsidiary of Semper Paratus (the “Merger,” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

Prior to the effective time of the Merger (the “Effective Time”), pursuant to the Merger Agreement, Semper Paratus changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). In connection with the Domestication, Semper Paratus changed its name to “Tevogen Bio Holdings Inc.”

At the Effective Time, in accordance with the terms and subject to the conditions of the Merger Agreement, (1) each share of the common stock of Tevogen Bio issued and outstanding immediately prior to the Effective Time was converted into the right to receive the number of shares of duly authorized, validly issued, fully paid, and nonassessable shares of the Common Stock, equal to the quotient obtained by dividing (x) the quotient obtained by dividing (i) $1,200,000,000 by (ii) ten dollars ($10.00) by (y) the aggregate number of shares of the common stock of Tevogen Bio that were issued and outstanding immediately prior to the Effective Time, or approximately 4.84 (the “Exchange Ratio”), and (2) each RSU with respect to shares of the common stock of Tevogen Bio (each a “Tevogen RSU”) that was outstanding and unvested as of the Closing Date was automatically converted into an award with respect to a number of RSUs to be settled in Common Stock equal to the product, rounded up to the nearest whole number, of (i) the number of shares subject to the Tevogen RSU as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 88165K101	13D	Page 4 of 8 Pages

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

Dr. Saadi serves as Chairperson of the Issuer’s Board of Directors and as its Chief Executive Officer. In such capacity, Dr. Saadi may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described herein, Dr. Saadi has no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Dr. Saadi reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4. In addition to the foregoing, Dr. Saadi may engage in discussions from time to time with other members of the Issuer’s management and/or Board of Directors and/or with other stockholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans, and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing stockholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

Dr. Saadi holds the securities of the Issuer for general investment purposes. Dr. Saadi intends to review his investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as he deems appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a) though (j), inclusive, of Item 4 of Schedule 13D. Dr. Saadi may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions. Dr. Saadi reserves the right, based on all relevant factors and subject to applicable law and contractual and other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that he may own from time to time, in each case in open market or private transactions, block sales, or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs).

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover page to this filing for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by Dr. Saadi.

(b) See rows (7) through (10) of the cover page to this filing for the aggregate number of shares of Common Stock as to which Dr. Saadi has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 6 by reference.

CUSIP No. 88165K101	13D	Page 5 of 8 Pages

Amended and Restated Registration Rights Agreement

On February 14, 2024, in connection with the consummation of the Business Combination, the Issuer, the Sponsor, Semper Paratus Sponsor LLC (the “Original Sponsor”), Dr. Saadi, Kirti Desai, the Issuer’s Chief Financial Officer, Dr. Neal Flomenberg, the Issuer’s Chief Scientific Officer and Global R&D Lead (the “Company Holders”), the Sponsor Holders (as defined therein) (together with the Sponsor, the Original Sponsor, and the Company Holders, the “Special Holders”), and Cantor Fitzgerald & Co. (“Cantor” and, together with the Special Holders, the “RRA Holders”) entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Issuer agreed to use commercially reasonable efforts to file, as soon as reasonably practical, but in no event later than 60 days after the Closing Date, a shelf registration statement registering the resale of certain shares of Common Stock and warrants of the Issuer (the “Registrable Securities”), including Registrable Securities held by Dr. Saadi. In addition, at any time (after the expiration of any lock-up period) and from time to time after the shelf registration statement has been declared effective, the Special Holders holding at least a majority in interest of Registrable Securities may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the shelf registration statement (each, an “Underwritten Shelf Takedown”), provided that such Underwritten Shelf Takedown meets certain requirements.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the A&R Registration Rights Agreement, which filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Lock-Up Agreement

On February 14, 2024, in connection with the consummation of the Business Combination, the Issuer, the Sponsor, and Dr. Saadi (the “Significant Company Holder” and, together with the Sponsor, the “Locked-Up Parties”) entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with respect to certain securities of the Issuer held by the Locked-Up Parties immediately following the Closing Date (the “Lock-Up Securities”), pursuant to which each Locked-Up Party agreed subject to specified exceptions not to transfer any Lock-Up Securities until the earlier of (A) six months after the Closing Date and (B) subsequent to the Business Combination, (x) if the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, or other similar transaction that results in all of its stockholders having the right to exchange their Common Stock for cash, securities, or other property.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Lock-Up Agreement, which filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 88165K101	13D	Page 6 of 8 Pages

2024 Omnibus Incentive Plan

In his capacity as a director and an executive officer of the Issuer, Dr. Saadi may be entitled to receive equity compensation, including RSUs or other equity awards, pursuant to the Tevogen Bio Holdings Inc. 2024 Omnibus Incentive Plan (the “2024 Plan”), which became effective upon the closing of the Business Combination. A description of the 2024 Plan is set forth in Semper Paratus’s definitive proxy statement filed with SEC on January 10, 2024 (the “Definitive Proxy Statement”) in the section titled “Omnibus Incentive Plan Proposal”, which summary is incorporated herein by reference.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the 2024 Plan, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Spouse’s RSU Award

At the Effective Time, in accordance with the terms and subject to the conditions of the Merger Agreement, a Tevogen RSU award that had been granted to Dr. Saadi’s wife was automatically converted into an award with respect to 193,923 shares of Common Stock. A copy of the form of Restricted Stock Unit Agreement is filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Dr. Saadi RSU Award

On February 14, 2024, the Company granted an aggregate of 19,348,954 RSUs under the 2024 Plan to Dr. Saadi (the “Special RSU Award”) pursuant to the Issuer’s form of Restricted Stock Unit Agreement (the “Award Agreement”). The RSUs were immediately vested into shares of Restricted Stock that vest in four equal annual installments beginning on February 14, 2031. Pursuant to the terms of the Special RSU Award, Dr. Saadi will be entitled to vote the Restricted Stock, but it may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered, subject to forfeit. Dr. Saadi will automatically forfeit all unvested Restricted Stock in the event he departs the Company for any reason, unless termination of his service triggers accelerated vesting pursuant to the terms of the Special RSU Award or the 2024 Plan.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Award Agreement, which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Form of Indemnification Agreement

On February 14, 2024, the Issuer entered into an indemnification agreement (the “Indemnification Agreement”) with each of its directors and executive officers, including Dr. Saadi. The Indemnification Agreement provides for indemnification and advancement by Tevogen of certain expenses and costs relating to claims, suits, or proceedings arising from service to Tevogen or, at its request, service to other entities to the fullest extent permitted by applicable law.

The foregoing description does not purport to be complete and is qualified in its entirety by the full text of the Indemnification Agreement, which is filed as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 88165K101	13D	Page 7 of 8 Pages

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Exhibit Description
99.1	Agreement and Plan of Merger, dated June 28, 2023, by and among Semper Paratus Acquisition Corporation, Semper Merger Sub, Inc., SSVK Associates, LLC, Tevogen Bio Inc, and Ryan Saadi, in his capacity as seller representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on June 29, 2023 (File No. 001-41002)).
99.2	Amended and Restated Registration Rights Agreement, dated February 14, 2024, by and among the Company, SSVK Associates, LLC, Semper Paratus Sponsor LLC, Cantor Fitzgerald & Co., and the other signatories thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on February 14, 2024 (File No. 001-41002)).
99.3	Lock-Up Agreement, dated February 14, 2024, between the Company, Semper Paratus, SSVK Associates, LLC, Ryan Saadi, and the other signatories thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on February 14, 2024 (File No. 001-41002)).
99.4	Tevogen Bio Holdings Inc. 2024 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on February 14, 2024 (File No. 001-41002)).
99.5	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed with the SEC on February 14, 2024 (File No. 001-41002)).
99.6*	Restricted Stock Unit Agreement, dated February 14, 2024, by and between Tevogen Bio Holdings Inc. and Ryan Saadi.
99.7	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed with the SEC on February 14, 2024 (File No. 001-41002)).

*	Filed herewith.

CUSIP No. 88165K101	13D	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2024

/s/ Ryan Saadi
Ryan Saadi